CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

IGAMBIT INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 372 of Title 8 of the Delaware Code does hereby certify:

FIRST: That at a meeting of the Board of Directors of iGambit Inc., resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is five hundred million (500,000,000) shares consisting of four hundred million (400,000,000) shares of Common Stock with a par value of one tenth of one cent ($.001) per share, and one hundred million (100,000,000) shares of Preferred Stock par value of one tenth of one cent ($.001) per share, having such designations, preferences, relative and other rights as the Board of Directors shall, in its discretion, so designate.”

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approved the foregoing amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this ___ day of ___________, 2017 A.D.

By:	/s/ Elisa Luqman
Elisa Luqman, Secretary